Exhibit 99.(m)(2)

HARRIS OAKMARK ETF TRUST

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

The following Funds are subject to this Plan, at the fee rates specified:

Series	Distribution Fee (as a Percentage of Average Daily Net Assets of the Fund)
Oakmark Global Large Cap ETF	0.25%
Oakmark International Large Cap ETF	0.25%
Oakmark U.S. Concentrated ETF	0.25%
Oakmark U.S. Large Cap ETF	0.25%

Date: November 11, 2025